UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: May 11, 2010

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X              Form 40-F         ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ____        No         X

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES EXPIRATION OF THE EXCHANGE OFFERS
FOR ITS PERPETUAL SECURITIES

MONTERREY, MEXICO. May 10, 2010 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today the results of its four separate private offers to exchange CEMEX's currently outstanding perpetual debentures for new senior secured notes to be denominated in Dollars and Euros (the "New Senior Secured Notes"). The settlement date for the New Senior Secured Notes is expected to be May 12, 2010.

The issuer of the New Senior Secured Notes (the "Issuer") is CEMEX España, S.A., acting through its Luxembourg branch. The Issuer, subject to the terms and conditions described in the Issuer’s confidential offering memorandum dated April 5, 2010 (as supplemented and amended, the “Offering Memorandum”) and the accompanying letter of transmittal (the “Letter of Transmittal”), offered to exchange:

1.
any and all of the properly tendered and accepted outstanding U.S. dollar-denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures at U.S.$743.75 per U.S.$1,000 principal amount for New Dollar Senior Secured Notes (the "USD 6.196% Exchange Offer"),

2.
any and all of the properly tendered and accepted outstanding U.S. dollar-denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures at U.S.$746.25 per U.S.$1,000 principal amount for New Dollar Senior Secured Notes (the "USD 6.640% Exchange Offer"),

3.
any and all of the properly tendered and accepted outstanding U.S. dollar-denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures at U.S.$753.75 per U.S.$1,000 principal amount for New Dollar Senior Secured Notes (the "USD 6.722% Exchange Offer"), and

4.
any and all of the properly tendered and accepted outstanding Euro-denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures at €717.50 per €1,000 principal amount for either New Euro Senior Secured Notes or New Dollar Senior Secured Notes at the option of the exchanging holder (the "Euro Exchange Offer" and, together with the USD 6.196% Exchange Offer, the USD 6.640% Exchange Offer and the USD 6.722% Exchange Offer, the "Exchange Offers"). The exchange of Euro-denominated Perpetual Debentures for New Dollar Senior Secured Notes will be done at U.S.$1.3468 per €1.00, the official exchange rate published by the European Central Bank on April 1, 2010.

The Exchange Offers expired at 11:59 p.m., New York City time on May 7, 2010 (the ”Revised Expiration Date”). As of the Revised Expiration Date, the following amounts had been properly tendered and not withdrawn by series along with the corresponding consents to the proposed amendments to the indentures governing the Perpetual Debentures, the underlying Dual Currency Notes and the related collateral documents:

(1)	U.S.$203,098,000 in aggregate principal amount (or 58.03%) of outstanding U.S. dollar-denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures.

(2)	U.S.$381,118,000 in aggregate principal amount (or 50.82%) of outstanding U.S. dollar-denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures.
(3)	U.S.$451,057,000 in aggregate principal amount (or 50.12%) of outstanding U.S. dollar-denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures.
(4)	€463,948,000 in aggregate principal amount (or 63.55%) of outstanding Euro-denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures.

CEMEX has received requisite consents from a majority of the holders on all four aforementioned tranches of its perpetual debentures. Accordingly, the condition relating to the receipt of such requisite consents from eligible holders on or prior to the Revised Expiration Date has been satisfied for each of the Exchange Offers.

The tendered perpetual debentures will be accepted for exchange into (1) U.S.$1,067,665,000 New Senior Secured Notes denominated in Dollars, maturing on May 12, 2020 with a coupon of 9.25%, and callable commencing on the fifth anniversary of their initial issuance and (2) €115,346,000 New Senior Secured Notes denominated in Euros, maturing on May 12, 2017 with a coupon of 8.875%, and callable commencing on the fourth anniversary of their original issuance. Interest on the New Dollar Senior Secured Notes and on the New Euro Senior Secured Notes will be payable semi-annually in arrears on each May 15 and November 15, beginning on November 15, 2010 through their final maturity.

As a result of the Exchange Offers, CEMEX’s overall indebtedness (including the perpetual debentures) will be reduced by approximately $437 million (calculated by using the representative Euro/Dollar exchange rate published by the European Central Bank on April 1, 2010, of 1.3468).

The New Senior Secured Notes (i) will represent senior obligations of the Issuer, (ii) will be unconditionally guaranteed on a senior secured basis by the same guarantors of the Dual Currency Notes: CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., and (iii)will share the same collateral that secures the obligations under the Dual Currency Notes, the Financing Agreement, dated August 14, 2009, as amended (the “Financing Agreement”), and other senior secured debt having the benefit of such collateral, since the New Senior Secured Notes are refinancing or replacing existing financial indebtedness under the Financing Agreement.

The Exchange Offers were made within the United States only to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to persons that were not "U.S. persons," as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who would be participating in any transaction in accordance with Regulation S. The New Senior Secured Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements. The Exchange Offers were not made to any person located or resident in the Republic of Italy. This press release does not constitute an offer to sell or the solicitation of an offer to buy perpetual debentures or New Senior Secured Notes in any jurisdiction in which such an offer or sale would be unlawful.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the offerings described herein will be consummated or as to the terms of any such offering. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)
Date:	May 11, 2010	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller